ISSUER FREE WRITING PROSPECTUS
Dated April 12, 2012
Filed Pursuant to Rule 433
Registration No. 333- 169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Healthcare Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on August 27, 2010 and the registration statement became effective on February 18, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated February 18, 2011, and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1499875/000114420411009880/v211699_424b3.htm,

http://sec.gov/Archives/edgar/data/1499875/000114420412003486/v300130_424b3.htm,

http://sec.gov/Archives/edgar/data/1499875/000114420412016012/v306543_424b3.htm and

http://sec.gov/Archives/edgar/data/1499875/000114420412017834/v307668_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The Company does not believe that the following communication presents an offer as defined in the Securities Act of 1933, as amended. However, the Company is filing the communication in a Free Writing Prospectus as a precautionary matter.

The article below was published by Penton Media, Inc. on April 11, 2012 and references the offering of securities of the Company. The article reported on certain statements made by Nicholas S. Schorsch, the Chairman of the Company’s Board of Directors.

The article was not prepared or reviewed by the Company prior to publication. Penton Media, Inc., the publisher of the article, routinely publishes articles on business news. Penton Media, Inc. is not affiliated with the Company, and no payment was made nor was any consideration given to Penton Media, Inc. by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company. Statements in the articles that are attributed directly to Mr. Schorsch were not intended and should not be considered as offering material.

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Could Non-Traded REITs Start To Sink?

By Diana Britton

Non-traded real estate investment trusts have been getting a lot of bad press lately, as valuations for some have dropped dramatically. Some stakeholders say the entire non-traded REIT industry is going to be turned on its head in the next year, and many current players who can’t adapt will disappear.

Non-traded REITs have been raising red flags in the advisory community for a while now because of issues around transparency, liquidity and pricing. In 2009, FINRA issued a regulatory notice requiring REITs to publish their valuations no later than 18 months after the conclusion of the offering. In October, FINRA issued an investor warning about non-traded REITs, saying that these investments can be heavily subsidized by borrowed funds, early redemption is often limited, and fees can be high.

And now FINRA is working on a new proposal to shorten the amount of time REIT providers would have to share valuations. They’d also have to include the up-front fees and expenses in the valuations. The comment period ends Wednesday.

Some of the firms who have seen their valuations plummet include Inland, Cornerstone, KBS Capital Markets Group and Behringer Harvard Holdings.

Mark Quam, CEO of Versus Capital, which just launched a private equity real estate mutual fund, said REIT providers are going to have to show their real yield on cash flow. The days of listing their valuations at ‘par,’ or the price it was originally sold for, are over, and many of the sponsors can’t support the yields they offer. Only the better asset managers, those that can prove their value to investors, will survive, Quam said.

Legacy Assets

Quam knows how difficult it is to make money in the non-traded REIT space. He co-founded Dividend Capital, a REIT sponsor, and was with the firm from 2003 to 2006. The firm did actually make money during that time, however, as it was the height of the real estate market.

But some of the troubled REITs raised capital during the market meltdown of 2008 and 2009, not a particularly good time for the real estate market. For many, those market conditions are finally being priced into their offerings. Because they’re not traded, they don’t mark to market on a daily basis, and net asset value is determined very infrequently. So the REIT’s pricing often doesn’t reflect the wild market swings.

“Certainly the ones that have legacy assets that were buying and financing pre-market meltdown are subject to having some revaluation issues, but that’s a generalization,” said Tony Chereso, president and CEO of FactRight.

Some of the new offerings are buying into a better market and have more favorable financing and acquisition pricing, Chereso said. American Realty Capital, for example, has sold all its legacy assets, and currently has assets from 2010 and 2011 on its books.

Weeding Out
American Realty Capital, Wells, CNL Financial Group and W.P. Carey are a few players that could be in a better position to weather the storm, Chereso said. These players have been in the space for a while, have great infrastructure and great strategies.

“They may hit some bumps in the road, but they’ll manage through it.”

Chereso wouldn’t name which firms might be in trouble, but once FINRA finalizes the rule, we’ll have a better idea of how many will be impacted. When some REIT programs are required to report their valuations, they aren’t going look all that favorable, he said. “I think it’s going to make it challenging for some firms to stay in the space if they can’t prove value, which is a good thing.”

Some product providers agree, and it’s no surprise they also believe it’s a positive development. It’s not a bad thing to have a few rise to the top, as long as they’re the ones rising.

Jeff Holland, executive vice president and head of capital markets at Cole Real Estate Investments, said there’s going to be a process to distinguish the strong sponsors, those with experience and can execute their strategy well, and the others. “There is going to be a weeding out process.”

In particularly, Holland expects newer offerings to struggle, as many broker/dealers are less willing to put untested products on their platforms. Holland said b/ds are not adding to the number of non-traded REIT products on their platforms, and many are increasing their due diligence and scrutiny of these products.

REITs Respond

Cole recently wrote a letter to a group of FAs they with on a regular basis to explain how the firm has avoided or mitigated the problems popping up in headlines. The letter starts out: “Although the entire non-listed REIT industry is being painted with a broad brush, we believe that our industry, like any industry, contains a wide variety of firms pursuing a diverse array of strategies with differing amounts of resources and degrees of success.”

Cole has also been ramping up its dialogue with broker/dealers, with a heavy emphasis on education. For example, the firm recently held a strategic partner meeting, in which about 40 b/d personnel came to their headquarters to learn about non-traded REITs.

Some sponsors have responded to the concerns by changing their products, ahead of FINRA regulation. Cole, for example, launched a non-traded REIT in December that eliminates upfront commissions, charges an asset-based fee, and offers daily NAV and daily liquidity.

Clarion Partners and American Realty Capital have also introduced daily NAV products.
“We’ve got to clean up our act as an industry,” said Nicholas Schorsch, CEO of American Realty Capital.

Schorsch also expects there to be a clearing out of players that aren’t willing to change their practices. Those that survive will have the lowest fee loads, and prioritize putting money back into shareholders’ pockets.

On all nine of ARC’s offerings, there are no internalization fees, a fee that is typically paid once a REIT reaches critical mass and the board elects to internalize the management functions. Asset management fees are also subordinated, meaning they’re contingent on covering the dividend.

Partially prompted by the negative news, ARC has been on an 18-city road show, talking to advisors and educating them about the changes in non-traded REITs.

“[These changes are] transformative for the industry. We either embrace it, or we die.”

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American Realty Capital Healthcare Trust, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital Healthcare Trust, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

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